Mail Stop 4561

      March 31, 2006

Joseph S. Tibbetts, Jr.
Senior Vice President, Chief Financial Officer and Principal Accounting Officer
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451

	Re:	Novell, Inc.
   Form 10-K for the Fiscal Year Ended
   October 31, 2005
		Filed January 10, 2006
   Forms 8-K Filed December 1, 2005 and March 2, 2006
		File No. 000-13351

Dear Mr. Tibbetts:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended October 31, 2005

Note B. Summary of Significant Accounting Policies

Revenue Recognition, page 60

1. We note on page 26 that you work with customers wanting to migrate from their existing products to newer products (e.g. from NetWare to
OES) and provide migration tools, training and education to assist in this migration. Explain the nature of your migration program including the terms and whether this program includes rights to specified or unspecified upgrades, specified or unspecified future products or rights to exchange or return your software products. Tell us whether these upgrade rights or products are offered on a when and if available basis and whether the exchanges are for similar or dissimilar products. Additionally, tell us how you are accounting for this migration program and how your accounting complies with SOP
97-2.

Note M. Senior Convertible Debentures, page 87

2. Tell us how you determined that the conversion feature associated with the senior convertible debentures ("debentures") did not require separate accounting as a derivative under SFAS 133. In this regard, tell us how you considered the criteria in paragraph 12(a) - 12(c) of
SFAS 133 and how you considered the scope exception of paragraph 11(a) of SFAS 133 in your analysis. Specifically, we note in your disclosure that the debentures include a conversion rate that is subject to certain adjustments. Tell us how you considered these adjustment provisions in determining whether the embedded derivative qualifies as a conventional convertible instrument and meets the scope exception of paragraph 4 of EITF 00-19. Include in your response, your consideration of EITF 05-2.

3. We also note that the conversion feature related to the trading price condition appears to contain two variables, the trading price of the debentures and the closing price of the common stock. As a result, it appears that this conversion feature is indexed to both the trading price of the debentures and the closing price of the common stock. Tell us how you considered the definition of "indexed to a company`s own stock" under EITF 01-06 in determining whether this conversion feature needs to be bifurcated and accounted separately under the requirements of SFAS 133 or whether it meets the scope exception under paragraph 11(a) of FAS 133.

4. As it relates to the comments above, address the relevant information in Section II B of Current Accounting and Disclosure
Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Forms 8-K filed December 1, 2005 and March 2, 2006

5. We note your use of non-GAAP measures in the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the
Use
of Non-GAAP Financial Measures to include the following disclosures:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation
S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.
For
example, explain what you mean by "core" operating performance.
If
you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, you state that the adjustments are for items that are infrequent although you continue to incur restructuring expenses each reporting period.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

Joseph S. Tibbetts, Jr.
Novell, Inc.
March 31, 2006
Page 1